06050667

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 8 2006
WASH, D.C.
210

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 19014

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick 212-248-0533
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President/CEO
Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2027

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SAMUEL A. RAMIREZ & COMPANY, INC.**

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2006

CONTENTS



Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2006 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP

*Certified Public Accountants*
*and Consultants*

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

New York, NY
October 27, 2006

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

*Associated worldwide with JHI*

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

| | | |
|---|---|---|
| Cash | $ | 44,298 |
| Deposits with clearing agents | | 250,000 |
| Receivable from broker-dealers | | 1,665,073 |
| Other receivables | | 637,051 |
| Marketable securities owned, at market value | | 8,975,022 |
| Prepaid and refundable income taxes | | 43,732 |
| Due from affiliates | | 1,121,691 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $922,421 | | 410,929 |
| Other assets | | 295,202 |
| | $ | 13,442,998 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 1,872,408 |
| Due to clearing agent | | 2,485,481 |
| Deferred income taxes | | 44,000 |
| Total Liabilities | | 4,401,889 |
| Commitments and contingencies | | |
| Stockholder's equity | | |
| Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding | | 2,418 |
| Additional paid-in-capital | | 1,231,783 |
| Retained earnings | | 7,806,908 |
| Total Stockholder's Equity | | 9,041,109 |
| | $ | 13,442,998 |

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2006

| | | |
|---|---|---|
| REVENUES | | |
| Net trading profit and commission income | $ | 6,638,232 |
| Syndicate revenue | | 7,364,730 |
| Financial advisory and remarketing fees | | 802,669 |
| Interest income | | 393,317 |
| Other income | | 271,126 |
| Total Revenues | | 15,470,074 |
| EXPENSES | | |
| Employee compensation and benefits | | 10,866,260 |
| Clearance charges and database services | | 1,559,642 |
| Interest | | 132,370 |
| Occupancy | | 743,738 |
| Taxes, other than income | | 18,106 |
| Other operating expenses | | 1,952,681 |
| Total Expenses | | 15,272,797 |
| INCOME BEFORE INCOME TAXES | | 197,277 |
| INCOME TAX EXPENSE | | |
| Current | | 42,237 |
| Deferred | | 28,000 |
| Total Income Tax Expense | | 70,237 |
| NET INCOME | $ | 127,040 |

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2006

| | Common Stock Outstanding Shares | Common Stock Amount | Additional Paid-in-Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, September 30, 2005 | 24,176 | $ 2,418 | $ 1,231,783 | $ 8,207,868 | $ 9,442,069 |
| Net income | - | - | - | 127,040 | 127,040 |
| Deemed dividend | - | - | - | (528,000) | (528,000) |
| Balance, September 30, 2006 | 24,176 | $ 2,418 | $ 1,231,783 | $ 7,806,908 | $ 9,041,109 |

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2006

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 127,040 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation and amortization | | 165,124 |
| Deferred income taxes | | 28,000 |
| Decrease (increase) in assets: | | |
| Deposit with clearing agent | | (100,000) |
| Receivable from broker-dealers | | (931,699) |
| Other receivables | | 948,318 |
| Marketable securities owned | | (4,143,951) |
| Prepaid and refundable income taxes | | (43,732) |
| Due from/to clearing agent | | 6,073,008 |
| Other assets | | (36,257) |
| Decrease in liabilities: | | |
| Accounts payable and accrued expenses | | (1,291,079) |
| Income taxes payable | | (154,016) |
| Net Cash Provided by Operating Activities | | 640,756 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Increase in due from affiliates | | (489,133) |
| Acquisition of property | | (174,100) |
| Net Cash Used by Investing Activities | | (663,233) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Repayment of bank loan | | (5,833) |
| Net Cash Used by Financing Activities | | (5,833) |
| NET DECREASE IN CASH | | (28,310) |
| Cash at September 30, 2005 | | 72,608 |
| Cash at September 30, 2006 | $ | 44,298 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash Paid During the Year for: | | |
| Interest | $ | 134,394 |
| Income taxes | $ | 40,642 |
| NON CASH FINANCING ACTIVITIES | | |
| Deemed dividend to parent company for forgiveness of advances | $ | 528,000 |

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values. Securities transactions and related commission expenses are recorded on a trade date basis. The difference between cost and market is included in net trading profit.

Included in marketable securities at September 30, 2006 are obligations of the following entities:

| | |
|---|---|
| State of California* | $ 3,453,154 |
| State of New York* | $ 2,140,100 |
| State of New Mexico* | $ 1,950,929 |
| Commonwealth of Puerto Rico* | $ 1,260,961 |

* Includes various subdivisions and authorities.

Revenue Recognition

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense (benefit) for the fiscal year ended September 30, 2006 consisted of the following:

| | |
|---|---|
| Federal | $ (10,365) |
| State and local | 52,602 |
| | $ 42,237 |

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to Federally tax-exempt income.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax liability of $44,000 at September 30, 2006. Deferred income tax, results primarily from the effect of differences in timing of deductions for rent, certain compensation, and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax expense for the fiscal year ended September 30, 2006 consisted of the following:

| | |
|---|---|
| Federal | $ 18,000 |
| State and local | 10,000 |
| | $ 28,000 |

6. DUE FROM AFFILIATES

Amounts due from affiliates are non-interest bearing and due on demand.

Funds advanced by the Company on behalf of its parent were forgiven during the year ended September 30, 2006 and reflected in these financial statements as a deemed dividend.

7. BANK LOAN PAYABLE

The Company's bank loan was paid in full during the fiscal year ended September 30, 2006.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2006, the Company's net capital of $5,013,847 exceeded required net capital of $250,000 by $4,763,847, and the ratio of aggregate indebtedness to net capital was .39 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

## 9. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas, Florida and Connecticut, under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2006 was $692,286. Minimum annual rentals are as follows, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year.

Fiscal year ended:

| | |
|---|---|
| 2007 | $ 666,048 |
| 2008 | 624,816 |
| 2009 | 543,515 |
| 2010 | 547,144 |
| 2011 | 564,327 |
| Thereafter | 2,755,258 |
| | $5,701,108 |

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. Management does not expect the Company to suffer any material liability by reason of such actions, nor does it expect that such actions will have a material effect on the Company's liquidity or operating results.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2006

| | | |
|---|---|---|
| NET CAPITAL | | |
| Stockholder's equity, qualified for net capital | $ | 9,041,109 |
| Deductions and/or credits | | |
| Non-allowable assets: | | |
| Property and equipment (net of accumulated depreciation and amortization) | | 410,929 |
| Accrued income | | 1,486,985 |
| Other assets | | 458,309 |
| Due from affiliates | | 1,121,691 |
| Other deductions | | 220,000 |
| | | 3,697,914 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 5,343,195 |
| HAIRCUTS ON SECURITIES POSITIONS | | |
| Trading and investment securities | | 304,884 |
| Undue concentration and contractual commitments | | 24,464 |
| | | 329,348 |
| NET CAPITAL | | 5,013,847 |
| MINIMUM NET CAPITAL REQUIRED | | |
| $250,000 or 6-2/3% of aggregate indebtedness of $1,930,527 whichever is greater | | 250,000 |
| EXCESS NET CAPITAL | $ | 4,763,847 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable, accrued expenses and other | $ | 1,930,527 |
| Ratio of aggregate indebtedness to net capital | | .39:1 |

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2006 FOCUS Report.

**SAMUEL A. RAMIREZ & COMPANY, INC.**

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

SEPTEMBER 30, 2006

Marks Paneth & Shron LLP

*Certified Public Accountants and Consultants*

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), for the fiscal year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
October 27, 2006